EXHIBIT 3

18 August 2003

Company Announcements Office

Australian Stock Exchange

Level 4

20 Bridge Street

Sydney NSW 2000

Dear Sir

Re: Completion of Mosman Private Hospital sale

Mayne advises the Australian Stock Exchange that further to its announcement on 3 February 2003, Mayne has completed the sale of Mosman Private Hospital to Healthscope Limited.

Yours faithfully,

Mayne Group Limited

/s/ Karen Kee
Karen Kee Company Secretary